FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q3 F2006

Quarter ended 31 March 2006

News Release Q3 F2006 Results

-Unaudited-

Attributable earnings increase 84 per cent on the back of increased international production and an improved gold price

JOHANNESBURG. 2 May 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced March 2006 quarter net earnings of R483 million compared with R262 million in the December 2005 quarter and a loss of R2 million for the March quarter of 2005. In US dollar terms net earnings for the March 2006 quarter equated to US$76 million compared with US$40 million in the December 2005 quarter and US$0.2 million for the March quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R376 million (US$60 million) for the March 2006 quarter compared with R275 million (US$42 million) for the December 2005 quarter.

March 2006 quarter highlights:

- **Net earnings up 84 per cent to R483 million on the back of increased international production and an improved gold price;**
- **Average gold price up 8 per cent to R109,500 per kilogram and 15 per cent in US dollar terms to US$555 per ounce;**
- **Attributable gold production down 2 per cent to 1,023,000 ounces, despite extended Christmas break and in line with guidance;**
- **Total cash costs up 2 per cent to R73,378 per kilogram - US$372 per ounce (R67,960 per kilogram - US$344 per ounce - when calculated on same basis as peer group);**
- **Acquisition of Bolivar Golds' Choco 10 mine in Venezuela completed, effective 1 March 2006; and**
- **Norilsk Nickel disposed of its entire 20 per cent stake in Gold Fields during the quarter.**

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"Gold Fields produced another solid set of results, with overall production and total cash costs impacted only marginally by the extended Christmas break at the South African operations.

All operations maintained good cost control with the bottom-line projects delivering results.

As forecast, the declines at the South African operations (mainly at Kloof) were largely offset by a healthy improvement at the international operations.

During the quarter Gold Fields assumed control of the newly acquired Choco 10 mine. The focus for the foreseeable future will be to introduce Gold Fields standards to all facets of the operation thus providing a stable platform for future growth.

The continued strength of the gold price throughout the quarter is reflected in our improved operating margin and significantly increased earnings, and with expectations of a continued higher gold price increased earnings should continue."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR111.80 – ZAR146.80**
- at end March 2006	**494,075,334**	Average Volume - Quarter	**2,244,707 shares / day**
- average for the quarter	**493,790,542**	**NYSE – (GFI)**	
Free Float	**100%**	Range - Quarter	**US$18.16 – US$24.16**
ADR Ratio	**1:1**	Average Volume - Quarter	**1,934,868 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

the complete gold company

Salient features

South African Rand								United States Dollars				
Nine months to		Quarter						Quarter			Nine months to	
Restated March 2005	March 2006	Restated March 2005	Dec 2005	March 2006				March 2006	Dec 2005	Restated March 2005	March 2006	Restated March 2005
97,761	95,043	33,845	32,342	31,809	kg	Gold produced*	(000) oz	1,023	1,040	1,088	3,056	3,143
65,443	72,597	64,957	71,659	73,378	R/kg	Total cash costs	$/oz	372	341	340	353	332
35,655	36,715	12,789	12,089	12,738	000	Tons milled	000	12,738	12,089	12,789	36,715	35,655
82,885	100,887	81,952	101,184	109,500	R/kg	Revenue	$/oz	555	482	428	490	420
197	206	184	210	202	R/ton	Operating costs	$/ton	33	32	31	32	32
1,630	2,699	537	958	1,187	Rm	Operating profit	$m	190	147	90	422	266
19	26	18	28	32	%	Operating margin	%	32	28	18	26	19
155	784	(2)	262	483	Rm	Net earnings	$m	76	40	-	123	25
31	159	(1)	53	98	SA c.p.s.		US c.p.s.	16	8	-	25	5
118	743	(4)	261	446	Rm	Headline earnings	$m	71	40	-	116	22
24	150	(1)	53	90	SA c.p.s.		US c.p.s.	15	8	-	24	4
183	694	115	275	376	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	60	42	21	109	36
37	141	23	56	76	SA c.p.s.		US c.p.s.	12	9	4	22	7

*Attributable – All companies wholly owned except for Ghana (71.1%) and Bolivar (95%).
Note – restated figures are due to the adoption of IFRS 2, share based payments.

Health and safety

We regret to report six fatalities during the March quarter with four of these accidents due to falls of ground and seismicity. The international operations were fatality free this quarter. The fatal injury frequency rate was 0.19 per million hours worked, which is lower than the previous quarter's figure of 0.23. The lost day injury frequency rate improved from 12.96 to 11.68, the serious injury frequency rate remained unchanged at 7.0 and the days lost frequency rate improved from 372 to 335 per million hours worked. These rates are still unacceptably high and management is continuing to actively review all current safety initiatives, seeking improvements that will meet the Ontario safety standards on all of our mines.

Financial review

Quarter ended 31 March 2006 compared with quarter ended 31 December 2005

Revenue

Attributable gold production decreased by 2 per cent to 1,023,000 ounces in the March 2006 quarter, compared with 1,040,000 ounces achieved in the December 2005 quarter. Production at the South African operations was 646,000 ounces, compared with 698,000 ounces in the December quarter, a decrease of 7 per cent. Attributable production at the international operations increased 10 per cent to 377,000 ounces in the March quarter from 342,000 ounces in the previous quarter.

At the South African operations, Driefontein's gold production was marginally below that achieved in the December quarter, with lower underground production due to the Christmas/New Year break. This was largely offset by an increase in surface tonnage as forecast. Beatrix performed similar to last quarter. At Kloof, gold production decreased significantly due to a shortage of stockpile material available over the Christmas break and a slow start-up thereafter as a result of a labour dispute. Volumes

were also negatively impacted by the need to move crews as a consequence of grade variability.

At the international operations the increase in attributable production came mainly from Tarkwa as predicted, but all the operations increased gold production compared with the December quarter. At Tarkwa, the production increase was due to higher stacked and recovered ounces. St Ives also had a good quarter despite unscheduled mill downtime, while Agnew and Damang continued their excellent performance producing at slightly higher levels than last quarter.

The average quarterly US dollar gold price increased from US$482 per ounce in the December quarter to US$555 per ounce this quarter, a 15 per cent increase. The rand strengthened 6 per cent over the quarter, averaging R6.14 against the US dollar, compared with R6.53 in the December quarter. The resultant rand gold price increased from R101,184 per kilogram to R109,500 per kilogram, an 8 per cent improvement.

The increase in the rand gold price achieved more than offset the lower production, and as a result revenue increased from R3,479 million (US$534 million) to R3,734 million (US$602 million) this quarter.

Operating costs

Operating costs for the March 2006 quarter, at R2,573 million (US$417 million), increased one per cent when compared with the December quarter's R2,542 million (US$390 million).

The decrease at the South African operations of R27 million (US$10 million increase) from R1,732 million (US$266 million) to R1,705 million (US$276 million) was mainly at Kloof in line with the lower production. Driefontein is within

1 per cent of last quarter's costs, while Beatrix was slightly below last quarter's costs.

Costs at the international operations, including gold-in-process movements, amounted to R842 million (US$136 million), 7 per cent more than the R789 million (US$121 million) incurred in the December quarter. The majority of this increase was at Tarkwa in line with the higher production and costs incurred at Choco 10 for March of R10 million (US$2 million). At St Ives, operating costs increased in line with the increased production. Costs at Damang and Agnew were virtually unchanged quarter on quarter, in line with the forecast.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,187 million (US$190 million). This is 24 per cent higher than the R958 million (US$147 million) achieved in the December quarter. The Group margin increased from 28 per cent to 32 per cent. The margin at the South African operations increased from 21 per cent to 22 per cent, while the margin at the international operations increased from 39 per cent to 46 per cent quarter on quarter.

Amortisation

Amortisation increased from R376 million (US$58 million) in the December quarter to R384 million (US$62 million) in the March quarter. This increase was mainly due to the increase in production at Tarkwa and St Ives.

Other

Net interest and investment income after taking into account interest paid, decreased from an income of R17 million (US$3 million) in the December quarter to an expense of R7 million (US$1 million) for the March quarter. This was mainly due to the losses incurred by an associate of R13 million (US$2 million), and interest paid of R11 million (US$2 million) on loan facilities established to finance the acquisition of Bolivar and Cerro Corona.

The gain on foreign debt, net of cash, of R80 million (US$13 million), compares with a gain of R1 million (US$0.1 million) in the December quarter. This quarter's gain comprises a R65 million (US$11 million) currency translation gain on funds held to meet commitments in respect of the acquisition of Bolivar and a R15 million (US$2 million) exchange gain on an inter-company loan.

The loss on financial instruments of R20 million (US$3 million) compares with a loss of R19 million (US$3 million) in the December quarter. This quarter's loss comprises a marked to market loss on US dollar/rand forward purchase contracts of R5 million (US$1 million), a R2 million loss (US$0.3 million) on the US dollar/Australian dollar call options, a loss on unexpired diesel call options in Ghana of R3 million (US$0.5 million) and a loss of R10 million (US$2 million) on the R/US$ swap relating to the financing of the Bolivar acquisition. More details on these financial instruments are given on page 15 of this report.

Exploration expenditure

Exploration expenditure decreased from R54 million (US$8 million) in the December quarter to R34 million (US$6 million) in the March quarter. Please refer to the Exploration and Corporate Development section for more detail.

Taxation

Taxation for the quarter amounted to R225 million (US$36 million) compared with R200 million (US$31 million) in the December quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations. The increase is in line with the increased operating profit offset by a change in the tax rate in Ghana from 28 to 25 per cent effective from 1 January 2006, which resulted in a tax credit for the quarter of R58 million (US$9 million).

Earnings

Net profit attributable to ordinary shareholders amounted to R483 million (US$76 million) or 98 SA cents per share (US$0.16 per share), compared with R262 million (US$40 million) or 53 SA cents per share (US$0.08 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R446 million (US$71 million) or 90 SA cents per share (US$0.15 per share), compared with earnings of R261 million (US$40 million) or 53 SA cents per share (US$0.08 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R376 million (US$60 million) or 76 SA cents per share (US$0.12 per share), compared with earnings of R275 million (US$42 million) or 56 SA cents per share (US$0.09 per share) reported last quarter.

Cash flow

Cash flow from operating activities for the quarter was R1,211 million (US$191 million), which was more than double the operating cash flow generated in the December quarter of R557 million (US$90 million). This increase in cash flow was mostly due to an increase in profit before tax and exceptional items of R242 million (US$41 million), supplemented by an inflow of working capital of R229 million (US$35 million) compared with the outflow of R266 million (US$41 million) the previous quarter.

Capital expenditure amounted to R473 million (US$76 million) compared with R402 million (US$62 million) in the December quarter. Expenditure at the South African operations was similar at R164 million (US$27 million).

At the Ghanaian operations, capital expenditure amounted to R151 million (US$24 million) with R22 million (US$4 million) spent on the new heap leach pads project at Tarkwa and R88 million (US$14 million) spent on the Damang main pit cutback being the main components. This compares with total expenditure of R104 million (US$16 million) in the December quarter.

The Australian operations incurred capital expenditure of R103 million (A$23 million), which was similar to the December quarter. Expenditure at St Ives of R79 million (A$17 million) included development costs at Argo and Leviathan underground and Thunderer open pit. At Agnew, the majority of the R24 million (A$5 million) expenditure was spent on development at Kim South and Main Lode.

Major projects are still forecast to be in line with approved votes.

Proceeds on disposal of various Group wide mining assets amounted to R22 million (US$3 million) for the quarter. Purchase of subsidiaries amounted to R2,632 million (US$428 million) and includes the purchase of Cerro Corona of R245 million (US$41 million) earning a voting interest of 92 per cent and an economic interest of 80.7 per cent and the purchase of the entire issued shares of Bolivar for R2,387 million (US$387 million). The purchase of investments consists of 10.4 million shares in Sino Gold Corporation for R156 million (US$25 million) taking the Group's total interest to 13.9 per cent.

Financing activities include syndicated loans received of R987 million (US$154 million) as part finance of the Bolivar transaction, a repayment of R148 million (US$23 million) relating to the Mvela loan, loan repayments to Tarkwa minorities of R44 million (US$7 million) and an inflow of R41 million (US$6 million) in relation to the share incentive scheme, resulting in a net financing inflow of R836 million (US$130 million) for the quarter.

Net cash outflow for the quarter was R1,423 million (US$242 million). After accounting for a negative translation adjustment of R13 million (the translation adjustment in US dollar was positive $20 million), the cash balance at the end of March was R1,502 million (US$239 million). The balance at the end of December was R2,937 million (US$461 million).

Detailed and operational review

Group overview

Attributable gold production for the March 2006 quarter decreased 2 per cent to 1,023,000 ounces when compared with the December quarter. Production from the South African operations at 646,000 ounces accounted for 63 per cent of the Group's total attributable production, compared with 698,000 ounces or 67 per cent last quarter.

At the South African operations, gold production decreased 7 per cent compared with the previous quarter. Driefontein was marginally lower quarter on quarter at 285,000 ounces. Kloof decreased significantly from 253,000 ounces to 207,000 ounces, mainly due to a drop off in underground production as a result of the Christmas break exacerbated by a lack of stockpile over this period and a slow start up in January due to a labour dispute, together with grade variability. Beatrix was flat at 155,000 ounces. Operating profit at the South African operations increased 5 per cent to R483 million (US$77 million), mainly as a consequence of the higher gold price achieved.

The Ghanaian operations showed a 12 per cent increase in attributable gold production to 181,000 ounces. Damang was slightly higher than the previous quarter due to an increase in ore treated and at Tarkwa a significant increase in gold production of 15 per cent was achieved as a consequence of higher volumes and grades, aided by the North heap leach pads moving onto first lifts and continuing on first lifts at the new Blue Ridge south pads. The CIL plant also performed well with an improved blend of hard and soft rock at higher grades. Ghana contributed operating profit of R403 million (US$65 million), a 43 per cent increase when compared with the December quarter.

Production from the Australian operations improved 5 per cent quarter on quarter to 190,000 ounces. At St Ives the increase of 8,000 ounces was due to increased volumes processed through the Lefroy mill at slightly higher grades. Agnew increased marginally with a slight increase in tonnage from Songvang. Operating profit from the Australian operations increased from R216 million (A$44 million, US$33 million) to R292 million (A$63 million, US$47 million), primarily as a result of the higher gold price which increased from an average of A$649 per ounce to A$756 per ounce for the March quarter.

The international operations contributed R705 million (US$113 million) or 59 per cent of the total operating profit of R1,187 million (US$190 million). This compares with R497 million (US$76 million) or 52 per cent of the total operating profit of R958 million (US$147 million) last quarter.

South African Operations

Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects – Project 100+ and Project Beyond as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. In financial 2005 this resulted in improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the following table:

		Year		Quarter	
		F2004	F2005	Dec 2005	Mar 2006
Driefontein:					
Life of mine head grade as per the 2003, 2004 and 2005 annual report		8.7	8.1	8.0	**8.0**
Life of mine head grade adjusted for estimated metallurgical recoveries		8.4	7.8	7.8	**7.8**
Driefontein (underground yields achieved)		8.1	8.3	7.9	**7.9**
Kloof:					
Life of mine head grade as per the 2003, 2004 and 2005 annual report		9.8	10.5	9.7	**9.7**
Life of mine head grade adjusted for estimated metallurgical recoveries		9.5	10.2	9.4	**9.4**
Kloof (underground yields achieved)		9.0	9.1	8.8	**8.6**
Beatrix:					
Life of mine head grade as per the 2003, 2004 and 2005 annual report		5.1	5.5	5.4	**5.4**
Life of mine head grade adjusted for estimated metallurgical recoveries		4.9	5.3	5.2	**5.2**
Beatrix (underground yields achieved)		4.6	5.0	5.2	**5.3**

Project Beyond and Project 100+

Project Beyond, initiated in 2004, is a supply chain initiative targeting savings of between R200 million and R300 million per annum over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. Total expenditure on these items is approximately R2.7 billion per annum. The project delivered R145 million of contract savings on historic baseline expenditure to date. The savings are realised as these contracts are utilised by the mining operations i.e. largely during the 2006 and 2007 financial years.

To date a total of R1.6 billion of spend has been reviewed as part of Project Beyond. R72 million has been realised in cost savings, of which R30 million applies to the 2005 financial year and R42 million to the 2006 financial year. An additional R20 million in cost savings are expected to be realised before the end of financial year 2006. During the next quarter, eleven commodities will be reviewed yielding expected contractual saving of R15 million. In addition, Total Cost of Ownership (TCO) opportunities could yield long-term savings of up to R50 million. These opportunities relate to rail tracks, slurry pumps, locomotives and salvage. TCO refers to minimising the cost of an item over its useful life and takes account of related expenditure. A practical example may be the use of higher specification (more expensive) electric motors resulting in lower electricity costs. Project Beyond remains on target to deliver between R60 million to R80 million contractual savings for the 2006 financial year.

The Project 100+ initiative continued during the past quarter. Projects related to labour optimisation, transport, electricity demand and pump management are expected to deliver benefits of around R200 million during 2006 and 2007.

Driefontein

		March 2006	December 2005
Gold produced	- 000'ozs	**284.5**	290.1
Yield - underground	- g/t	**7.9**	7.9
- combined	- g/t	**4.8**	5.4
Total cash costs	- R/kg	**74,280**	71,935
	- US$/oz	**376**	343

Driefontein's gold production of 284,500 ounces is slightly lower than the previous quarter. Area mined decreased by 9 per cent quarter on quarter resulting in underground tonnages milled reducing by 10 per cent from 1,029,000 to 925,000 tons, whilst the underground grade remaining unchanged at 7.9 grams per ton. The reduced underground production was mainly as a result of the Christmas break. The March quarter's gold production was supplemented by 25,600 ounces from the final gold clean up at the No.1 gold plant. Surface tonnages milled including the plant clean up above, increased by 38 per cent from 655,000 tons to 906,000 tons, at a yield of 1.7 grams per ton, compared with 1.4 grams per ton in the previous quarter. The increase in surface yield is as a result of the final clean-up gold from No.1 gold plant. Surface yield is expected to reduce to below 1 gram per ton in the June quarter.

Operating costs increased by 1 per cent from R675 million (US$104 million) to R681 million (US$110 million). This, and the lower production, resulted in total cash costs increasing 3 per cent in rand terms from R71,935 to R74,280 per kilogram. In US dollar terms, total cash costs increased by 10 per cent from US$343 per ounce to US$376 per ounce aided by the strengthening of the rand. Operating profit increased by 18 per cent from R237 million (US$36 million) in the December quarter to R280 million (US$45 million) in the March quarter as a result of the increased gold price.

Capital expenditure decreased from R61 million (US$9 million) to R54 million (US$9 million) for the March quarter.

Gold production for the June quarter is forecast to be between 5 and 10 per cent lower than the March quarter as a result of lower anticipated underground grades, while surface gold production will also reduce as the final clean up at No. 1 gold plant was essentially completed during the March quarter.

Kloof

		March 2006	December 2005
Gold produced	- 000'ozs	**207.1**	252.6
Yield - underground	- g/t	**8.6**	8.8
- combined	- g/t	**7.6**	8.3
Total cash costs	- R/kg	**92,236**	79,369
	- US$/oz	**467**	378

Gold production at Kloof decreased by 18 per cent from 252,600 ounces to 207,100 ounces in the March quarter. Underground tonnages milled reduced by 17 per cent quarter on quarter, from 880,000 tons to 733,000 tons, with a small reduction in underground yield. The drop-off in tonnage was as a result of the Christmas break and a slow start-up in January after the break as a result of a labour dispute which has since been settled. Surface tons milled increased by 66 per cent from 70,000 tons to 116,000 tons, although at a lower yield of 0.9 grams per ton compared with 2.2 grams per ton in the previous quarter as proportionally less higher grade clean-up was processed this quarter. The increase in surface tonnage was to supplement the reduced underground tonnages milled.

Operating costs at R616 million (US$100 million) for the quarter decreased by 5 per cent compared with the previous quarter's cost of R648 million (US$99 million) mainly due to the reduced area mined underground. However, due to the lower gold production total cash costs increased by 16 per cent from R79,369 per kilogram to R92,236 per kilogram. As a result of the rand strengthening against the US dollar, the total cash costs in US dollar terms increased by 24 per cent to US$467 per ounce, compared with the previous quarter's US$378 per ounce. Operating profit was lower as a result, at R88 million (US$14 million) compared with R145 million (US$22 million) the previous quarter.

Capital expenditure decreased from R53 million (US$8 million) in the December quarter to R46 million (US$7 million) for the current quarter due to phasing of expenditure on the various projects. Capital expenditure in the June quarter is expected to increase to prior levels.

Gold production is expected to increase by 10 to 15 per cent in the next quarter as volumes are restored.

Beatrix

		March 2006	December 2005
Gold produced	- 000'ozs	154.9	154.9
Yield	- g/t	5.3	5.2
Total cash costs	- R/kg	82,147	81,984
	- US$/oz	416	391

Gold production at Beatrix was constant quarter on quarter at 154,900 ounces. This was despite a decrease in the area mined of 9 per cent and tons milled decreasing from 931,000 tons in the December quarter to 905,000 tons in the March quarter due to the Christmas break. A 2 per cent increase in average value mined coupled with improved quality factors (reduced stope width and improved sweepings volumes), ensured a constant gold output. The yield increased marginally to 5.3 grams per ton quarter on quarter. There are currently no surface operations at Beatrix.

Operating costs quarter on quarter were constant at R409 million (US$66 million). Total cash costs increased from R81,984 per kilogram (US$391 per ounce) in the December quarter to R82,147 per kilogram (US$416 per ounce) in the March quarter. Beatrix posted an operating profit of R116 million (US$18 million) in the March quarter compared with R79 million (US$12 million) in the December quarter due to the increased gold price.

Capital expenditure at R64 million (US$10 million) increased from R55 million (US$8 million) in the December quarter due to additional development metres.

Gold production and costs for the June quarter are forecast to be similar to those of the March quarter. Capital expenditure is planned to increase in the June quarter due to the planned increase in development.

International Operations

Ghana

Tarkwa

		March 2006	December 2005
Gold produced	- 000'ozs	192.4	166.6
Yield - Heap leach	- g/t	0.9	0.9
- CIL plant	- g/t	1.7	1.6
- Combined	- g/t	1.1	1.0
Total cash costs	- US$/oz	290	282

Tarkwa processed a total of 5.7 million tons at an average yield of 1.1 gram per ton, producing 192,400 ounces of gold during the March quarter. The 15 per cent increase in quarterly gold output was due to an increase in ore tons stacked and recovered at the heap leach facilities and increased output at the carbon-in-leach (CIL) plant. The heap leach process contributed 120,500 ounces and the CIL plant 71,900 ounces for the quarter representing significant increases over the previous quarter's 111,000 ounces and 55,600 ounces respectively.

Mining volumes increased by 2 million tons to 24 million tons in order to increase ore mining, which increased from 5.14 to 5.43 million tons quarter on quarter. The stripping ratio was virtually unchanged at 3.39 and reflects the current push backs at the Teberebie and Kotraverchy pits. Mining costs were US$1.03 per total ton mined for the quarter compared with US$0.96 per total ton mined last quarter and reflects the increase in fleet maintenance costs and higher commodity prices. The maintenance cost will increase as the mining fleet moves to higher maintenance rates based on usage.

The CIL plant performed above capacity with a record quarterly throughput of 1.3 million tons, at an average yield of 1.7 grams per ton. This success was mainly due to the increased ability to blend hard rock with the softer higher grade material. Head grades increased due to the availability of higher grade ore made available through increased waste mining.

A total of 4.4 million tons, at a head grade of 1.17 grams per ton, was stacked on the heap leach pads during the March quarter. The increase in gold produced from the heap leach pads of 9,500 ounces compared with the previous quarter is mainly due to higher volumes stacked. Stacking commenced on the newly commissioned Phase IV heap leach pads at the North heap leach facility.

Operating costs at US$55 million (R342 million), including gold-in-process movements, were US$9 million (R38 million) higher than that reported in the December quarter, reflecting the increase in mining and processing activity. Operating cost per ton treated was US$9.80 per ton as against US$9.57 per ton in the December quarter. Total cash costs at US$290 per ounce were marginally up on the December quarter's US$282 per ounce.

Operating profit for the quarter was US$51 million (R319 million) an increase of 50 per cent when compared with the December quarter's US$34 million (R220 million). This performance was influenced by the 15 per cent higher gold production and the higher average US dollar gold price.

Capital expenditure increased from US$11 million (R69 million) to US$16 million (R100 million) in the March quarter. The main areas of capital expenditure were the construction of heap leach pads at the North facility, the purchasing of mining equipment and the Teberebi pit waste cutback.

The reduction of the Ghanain corporate tax rate from 28 to 25 per cent took effect on 1 January 2006 and as a result a reduction in the tax provision of US$8.9 million is included in the March quarter results.

Gold production for the June quarter is expected to be marginally lower than the current performance as grades and ore feed are anticipated to be slightly lower. The CIL plant is expected to continue with the current level of performance. Cost pressure will continue as higher stripping ratios are required to ensure mining flexibility and sufficient ore feed. Commodity prices are expected to continue their upward trend.

Damang

		March 2006	December 2005
Gold produced	- 000'ozs	62.0	60.2
Yield	- g/t	1.4	1.4
Total cash costs	- US$/oz	344	330

Gold production increased from 60,200 ounces during the December quarter to 62,000 ounces in the March quarter, attributable to an increase in tons milled. Yield remained constant at 1.4 grams per ton. Mill throughput for the quarter at 1.375 million tons was higher than the 1.324 million tons achieved in the December quarter due to 3 additional milling days and a 1.7 per cent increase in plant utilisation.

Total tons mined increased from 3.9 million tons to 4.2 million tons and ore mined at 900,300 tons was 40 per cent higher than the previous quarter's 642,000 tons, resulting in a decrease in the stripping ratio to 3.64 from the 5.05 reported previously. The Tomento pits remain the main source of oxide feed, while the Amoanda pit remains the main fresh ore source to the plant, although this pit will be depleted in the June 2006 quarter. The Juno 2 South West pit, which is a southern extension of the Damang pit cutback, commenced production during the March quarter as an additional fresh ore source. A small quantity of ore

was mined along the eastern and western walls in the Damang pit cutback and this will continue until brought into full production in the next financial year.

Operating costs, including gold-in-process movements, increased to US$21 million (R127 million) from US$20 million (R128 million) in the previous quarter. The higher mined and milled tonnages, the increased cost of reagents and steel, and refurbishment and transportation of a mill motor, contributed to the higher costs. Cost per ton milled increased slightly from US$14.28 to US$14.54. Total cash costs increased from US$330 per ounce to US$344 per ounce, reflecting the increase in working cost. A five year mining contract with African Mining Services (AMS) was concluded during the quarter.

Operating profit increased by over 50 per cent from US$9 million (R61 million) to US$14 million (R85 million), due to increases in both gold production and the US dollar gold price.

Capital expenditure for the quarter amounted to US$8 million (R51 million) compared with US$5 million (R35 million) for the December quarter. The majority of this expenditure was incurred in mining the Damang pit cutback and raising the tailings storage facility embankments. The Damang pit cutback is proceeding on plan.

The reduction of the Ghanian corporate tax rate from 28 to 25 per cent took effect on 1 January 2006 and as a result a reduction in the tax provision of US$0.6 million is included in the March quarter results.

Gold production is expected to decrease by about 10 per cent in the June quarter with the depletion of the higher grade fresh ore B4 surface stockpile. This will be replaced by the lower grade B3 surface stockpile. In addition, production of high-grade fresh ore from the Amoanda pit will reduce as this pit reaches its currently planned limit.

Venezuela

Choco 10

		March 2006	December 2005
Gold produced	- 000'ozs	5.4	-
Yield	- g/t	1.6	-
Total cash costs	- US$/oz	294	-

Bolivar's Choco 10 mine became part of the international portfolio from 1 March 2006 following its acquisition. Having commenced production in August 2005, this operation is significantly below medium term production levels. During the month of March mining operations continued at the Pisolita, Rosika and Coacia open pits from which oxide material constitutes the bulk of the material being mined. Grades for the month were lower than planned as the company has not as yet received its explosives permit. Blasting is therefore limited to use by contractors which restricts the volume of higher grade ore. The high proportion of oxide material limits plant capacity due to the increases in slurry viscosity in the leach tanks. This will become less of an issue through the year as the pits deepen and the proportion of fresh rock increases.

Gold production for March was 5,400 ounces at a yield of 1.6 grams per ton. Total cash costs amounted to US$294 per ounce which should decrease as production levels increase.

During this first month the team at the mine site has been strengthened in the areas of mining and resource management, sustainable development and environmental management by the addition of manager level staff in each of these positions.

There are a number of key improvements planned at the Choco 10 mine over the next twelve months. The processing plant is not performing to design and there are a number of initiatives aimed at improving throughput, recovery and implementing Gold Fields standards and procedures. A Gold Fields project team has been deployed to project manage a recapitalization of the process plant. This will focus on health and safety issues, identifying and removing key bottlenecks, securing plant life and building up our inventory of critical spares. Some US$2 million (R12 million) is expected to be spent on capital improvements during the quarter. Other priority tasks include deploying Gold Fields systems and processes in the areas of mineral resources management which includes an expanded drilling programme, and sustainable development.

Gold production in the June quarter is forecast at 20,000 ounces.

Australia

St Ives

		March 2006	December 2005
Gold produced	- 000'ozs	**134.3**	125.9
Yield - Heap leach	- g/t	**0.6**	0.5
- Milling	- g/t	**3.3**	3.2
- Combined	- g/t	**2.5**	2.3
Total cash costs	- A$/oz	**450**	431
	- US$/oz	**334**	322

Gold production for the quarter was 134,300 ounces, 7 per cent higher than last quarter's 125,900 ounces. The increase was due to cumulative impacts of slight improvements in ore volumes mined, open pit feed grade and recovery within the Lefroy mill. The quarter's gold production from the plant was 125,500 ounces compared with 117,600 ounces previously. The heap leach pads produced 8,800 ounces for the quarter compared with 8,300 ounces previously.

The combined mill and heap leach feed grade of 2.7 grams per ton was marginally higher than the previous quarter's 2.6 grams per ton. Increased higher-grade ore feed from the open pits increased the Lefroy mill yield from 3.2 to 3.3 grams per ton.

There was an 11 per cent increase in ore tons moved from the open pits to 1.19 million tons for the quarter, compared with the 1.07 million tons moved in the December quarter. Open pit ore grade increased to 2.20 grams per ton from 1.75 grams per ton, as relatively higher grade ore was accessed from the deeper parts of the Mars and Agamemnon pits. Total open pit movements and strip ratios increased significantly with the commencement of the Thunderer open pit pre-strip. During the quarter 2.35 million broken cubic metres (BCM's) of ore and waste was mined compared with 1.75 million BCM's of ore and waste in the previous quarter. The average strip ratio increased to 4.45 compared with 3.51 previously.

Underground operations were steady quarter on quarter with 446,400 tons of ore mined at 4.8 grams per ton compared with 441,500 tons at 4.8 grams per ton mined in the previous quarter. At the Leviathan complex, the winding down of activities at the East Repulse zone was offset by the ramping up of activities within the Conqueror zone. The Argo mine performed consistently quarter on quarter.

Operating costs, including gold-in-process movements, increased from A$53 million (R261 million) to A$58 million (R266 million) reflecting the increased volumes from open pit mining and royalties. Royalties calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was payable during the quarter and amounted to A$2 million (R9 million), compared with A$0.6 million (R3 million) in the previous quarter. Total cash costs increased accordingly, from A$431 per ounce to A$450 per ounce this quarter.

Operating profit at A$42 million (R196 million) was 50 per cent higher than the previous quarter's A$28 million (R137 million) as a result of increased production and the higher gold price received in Australian dollar terms.

Capital expenditure for the March quarter at A$17 million (R79 million) was consistent with the December quarter. Mine development capital increased to A$11 million (R50 million) from A$9 million (R44 million) previously with the Thunderer pre-strip but was offset by a reduction in capital works for the underground mines. Exploration expenditure was consistent quarter on quarter at approximately A$5 million (R23 million).

Gold production and unit costs for the June 2006 quarter are expected to be similar to those achieved in the March quarter, with improvements in tons milled and feed grades offset by a planned 5-day mill shut down.

Agnew

		March 2006	December 2005
Gold produced	- 000'ozs	**55.9**	55.1
Yield	- g/t	**5.0**	5.2
Total cash costs	- A$/oz	**378**	351
	- US$/oz	**281**	262

Gold production for the quarter was 55,900 ounces, one per cent higher than last quarter's 55,100 ounces. This increase was due to a 6 per cent increase in tons milled from 327,000 tons to 347,000 tons as a result of on-going optimisation work on mill throughputs. Feed grade reduced quarter on quarter from 5.57 grams per ton to 5.34 grams per ton with an increased component of low grade open pit feed required to match mill volumes.

Open pit mining operations produced 195,000 tons of ore for the quarter significantly down on the 250,500 tons produced in December quarter. The reduction was due to an overall decrease in mining volumes from 1.41 million broken cubic metres (BCM's) to 1.04 million BCM's, reflecting the move into 100 per cent fresh rock and resultant lower digger productivities. In addition, equipment utilisation suffered during the quarter due to manning issues and impacts of inclement weather. Open pit ore grade decreased to 1.86 grams per ton from 1.96 grams per ton the previous quarter. The average strip ratio decreased slightly to 14.28 compared with 14.83 previously.

Underground operations increased production quarter on quarter, with 112,100 tons of ore at 12.2 grams per ton mined compared with 107,500 tons at 11.8 grams per ton mined in the previous quarter. The increases reflect depletion sequencing and the higher volumes. Lower average grades are predicted next quarter as lower grade secondary stopes are extracted. The strategy for mining of the Kim South zone has been finalised and will involve the use of paste fill which should improve productivity.

Operating costs, including gold-in-process movements, increased marginally from A$20 million (R96 million) to A$21 million (R97 million) for the quarter, with all areas maintaining similar expenditures quarter on quarter. Total cash costs increased to A$378 per ounce from A$351 per ounce in the December quarter, due to the depletion of some higher cost stocks.

Operating profit at A$21 million (R96 million) was 31 per cent higher than the A$16 million (R79 million) achieved in the previous quarter as a result of the higher gold price.

Capital expenditure for the March quarter at A$5 million (R24 million) was slightly lower than the A$7 million (R33 million) spent in the December quarter. This was due to reductions in general infrastructure projects and a slight decrease in underground development. Capital expenditure is expected to increase next quarter with the commencement of a project to upgrade camp accommodation, and paste fill plant installation projects.

June quarter's gold production is expected to be in line with current performance. However, cash costs are expected to increase as a result of an increase in underground volumes at lower average grades and maintenance costs associated with a planned mill shutdown.

Quarter ended 31 March 2006 compared with quarter ended 31 March 2005 restated

Attributable gold production in the March 2006 quarter was 1,023,000 ounces, compared with 1,088,000 ounces in the March 2005 quarter. Production at the South African operations decreased from 711,000 ounces to 646,000 ounces mainly due to a decrease at Kloof of 57,000 ounces as a result of lower volumes mined at lower grades over this period. At the international operations, attributable gold production was unchanged at 377,000 ounces. The inclusion of Bolivar for the first time this quarter and increased production from Tarkwa was offset by higher production in the March 2005 quarter from the new Lefroy mill at St Ives coupled with ongoing production from the old mill.

Revenue increased 27 per cent in rand terms (increased 22 per cent in US dollar terms) from R2,950 million (US$495 million) to R3,734 million (US$602 million). This increase in revenue was due to the increase in the average gold price, which increased 34 per cent from R81,952 per kilogram (US$428 per ounce) in the March 2005 quarter to R109,500 per kilogram (US$555 per ounce) in the March 2006 quarter.

Group operating costs in rand terms increased 9 per cent from R2,351 million (US$395 million) to R2,573 million (US$417 million). At the South African operations operating costs increased 3 per cent from R1,649 million (US$277 million) to R1,705 million (US$276 million), with cost reduction initiatives partially offsetting the 6.5 per cent wage increase during the year. The increase in operating costs at the international operations from R702 million (US$118 million) to R869 million (US$140 million) amounted to 24 per cent. The main reason for this increase was the increased production at Tarkwa due to the commissioning of the new mill, together with significant increases in diesel, steel and reagents over the past year and the increased cost of maintaining the owner mining fleet at Tarkwa, as well as normal inflationary pressures.

Operating profit at R1,187 million (US$190 million) for the March 2006 quarter has more than doubled when compared with the R537 million (US$90 million) achieved in the March 2005 quarter.

Profit before tax amounted to R793 million (US$126 million) compares with a loss of R5 million (US$1 million profit) in the March 2005 quarter. This increase was mainly due to the increase in operating profit.

Net profit attributable to ordinary shareholders increased from a loss of R2 million (US$0.2 million profit) in the March 2005 quarter to R483 million (US$76 million) in the March 2006 quarter. Earnings excluding gains on financial instruments, foreign debt and exceptional items increased from R115 million (US$21 million) in the March 2005 quarter to R376 million (US$60 million) this quarter.

Capital and development projects

Cerro Corona

The Permit to Construct, as well as the last of several permits required for the construction phase were received from the Peruvian Ministry of Energy and Mines during the quarter. Construction activities are expected to begin in earnest early in the June quarter. To date, most of the effort has been focused on the completion of the project man-camp, as well as several related but smaller projects. San Martin, the mining contractor, has begun to mobilize earth moving equipment to the project site to begin mine road and site earthworks in the next few weeks.

A number of meetings were held with several of the local communities in advance of construction to maximize the inclusion of qualified local contractors in the construction process. Several local groups have submitted competitive proposals for segments of the pending work and more are expected over coming weeks. This important community effort will greatly aid in keeping the area based companies involved where practicable, as well as maintaining a good flow of information to the communities.

Hatch, the engineering and procurement contractor, is 80 per cent complete with the process plant and facility detailed engineering design, with the procurement of engineered equipment on track to assure timely deliveries. Knight Piésold is nearing completion of phase I and phase II of the tailings disposal facility design.

Exploration and corporate development

During the quarter Gold Fields or its Joint Venture partners completed drilling on eight separate projects. The previously announced agreement with North American Palladium (TSE: "PDL") on the Arctic Platinum Project in northern Finland was finalized and drilling has begun.

At the Essakane project in Burkina Faso, Gold Fields together with joint venture partner Orezone Resources Inc. (OZN:TSX, Amex), continues to drill the Essakane Main Zone ("EMZ'). A JORC classified resource estimate was completed by RSG Global utilizing the existing drill database and a new geologic model that resulted in the following:

The resource calculation represents a recoverable resource after applying change of support by uniform conditioning. A bankable feasibility study (BFS) will commence in the second half of 2006 and be finalised in 2007. Gold Fields has earned a 50 per cent interest in Essakane and has exercised its right to increase its interest to 60 per cent by funding the BFS. Gold Fields has three drill rigs operating on the EMZ and there are two rigs working on the neighbouring Falagountou target six kilometers east of the EMZ.

Field work continued at the 85 per cent Telikan project in Guinea, consisting of soil sampling and geologic mapping. A 136 hole rotary air blast (RAB) drilling programme has begun. The agreement with Glencar Mining plc (AIM: "GEX") on their 85 per cent Sankarani project in south-western Mali was finalised during the quarter and field work has commenced. At the 80 per cent owned Kisenge project in the southern DRC, auger drilling has extended the Mpokoto anomaly an additional one kilometer to almost three kilometer in length. A reverse circulation (RC) drill programme will commence during the June quarter.

At the Central Victoria project in Australia, aircore drilling extended the strike length of the gold mineralised zone to five kilometer on the Gold Fields 100 per cent owned Lockington tenement. Aircore and follow-up diamond drilling was completed during the quarter and continues into the June quarter. Our joint venture with Geoinformatics Exploration Inc. (TSX-V: "GXL") in New South Wales continued during the quarter, with prospect ranking and the relinquishment of several tenements.

In China, field work continues on the Fujian JV with partners Zijin Mining (HKSE: "2899") including geologic mapping and stream sediment sampling of the Fujian epithermal belt and in the Heilongjiang province with local state owned partners SMEI. Gold Fields has informed Sino Gold (ASX: "SGX") it intends to withdraw from the Shandong JV. Gold Fields increased its ownership in Sino Gold to 13.9 per cent by the purchase of shares from a private party and by purchasing additional shares in a public offering.

Comaplex Minerals Corp (TSX: "CMF"), a Canadian company that is developing the Meliadine project in the Nunavut province in which Gold Fields owns a 19.8 per cent interest, completed a NI43-101 (the Canadian equivalent to SAMREC and the JORC compliance systems) compliant resource study during the quarter. Results of this study yielded:

Mineral Resource Estmate for Essakane Deposit – 8 March 2006

Category	Cut-off	0.6 g/t			1.0 g/t		
	Category	Ton (Mt)	Grade (g/t)	Gold ('000oz)	Ton (Mt)	Grade (g/t)	Gold ('000oz)
Total Resources	Indicated	36.8	1.6	1,860	19.6	2.3	1,470
	Inferred	27.7	1.7	1,480	15.3	2.4	1,190
	Total	**64.5**	**1.6**	**3,340**	**34.9**	**2.4**	**2,660**
Resource reporting within US$475/oz unoptimised pit	Indicated	34.7	1.6	1,790	18.9	2.4	1,430
	Inferred	19.3	1.8	1,130	11.5	2.6	950
	Total	**54.0**	**1.7**	**2,920**	**30.4**	**2.5**	**2,380**

Mineral Resources above 9900 relative level*

Applied cut-off grade	Category	Tonnage	Grade (gmt)	Contained oz Au
2.5 gmt	Indicated	4,200,000	7.5	1,009,000
2.5 gmt	Inferred	3,244,000	4.1	432,000

Mineral Resources below 9900 relative level*

Applied cut-off grade	Category	Tonnage	Grade (gmt)	Contained oz Au
6.5 gmt	Indicated	507,000	11.3	184,000
6.5 gmt	Inferred	3,188,000	10.9	1,120,000

*The natural interface between open pit (lower cut-off resource) and underground (higher cut-off resource).

Gold Fields is providing technical assistance to Comaplex during this programme. GoldQuest Mining Corporation (TSX Venture: "GQC") in which Gold Fields has a 9.75 per cent interest, continues to report encouraging trench results from its Las Tres Palmas prospect in the Dominican Republic. GoldQuest commenced a two thousand metre scout drilling program at Las Tres Palmas during the quarter. Gold Fields and GoldQuest agreed to a revision of their option agreement during the quarter that will result in Gold Fields becoming a Joint Venture partner on certain properties. GFI made its election to sell its joint venture interest in the Committee Bay prospect in exchange for seven million shares in Committee Bay Resources (TSX: "CBR").

Bolivar and Cerro Corona

During the quarter the purchase of Cerro Corona and Bolivar was completed. The purchase price is in the process of being allocated and this is expected to be finalised by year end.

Implications of adopting IFRS 2, share-based payments

IFRS 2, Share-based payments becomes effective for Gold Fields for the financial year ending 30 June 2006. In terms of the IFRS, Gold Fields now recognises the cost of share options (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields' has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight line basis over the vesting period. Based on this model, the following costs for the financial years ending after 7 November 2002 have been accounted for as follows:

F2003   R5.2 million (US$0.8 million)
         (against opening retained earnings)

F2004   R32.6 million (US$5.2 million)
         (against opening retained earnings)

F2005   R52.0 million (US$8.4 million)
         (restatement of F2005 comparatives)

F2006   R45.8 million (US$7.1 million)
         (current year – September, December and March quarters only)

The corresponding entry for the above adjustments was shareholders' equity within the share-based payment reserve. The effect on opening shareholders' equity is nil.

The financial 2005 annual net earnings of R180 million (US$29 million) have been restated to R128 million (US$21 million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been spread equally over the four quarters in financial 2005. These costs are included in other expenses. Earnings per share, headline earnings, headline earnings per share and diluted earnings per share have also been restated. In

F2006 the cost to date of R45.8 million (US$7.1 million) has been included in other expenses as follows:

Quarter ended
September 2005   R15.6 million (US$2.4 million)
December 2005   R15.6 million (US$2.4 million)
March 2006   R14.6 million (US$2.3 million)

Total cash costs – Peer comparison

In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.

Off-reef development costs and a portion of direct shaft overheads are capitalised in this pro-forma calculation. Users of this calculation should bear in mind that this methodology would, should it be adopted, result in higher capital expenditure and amortisation.

Outlook

Gold production for the June quarter should be similar to the March quarter, with the forecast increase at Kloof offsetting shortfalls at some of the other mines. Cash costs should therefore also be similar.

Basis of accounting

The unaudited results for the quarter and nine months have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2006 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous year-end, except for the adoption of IFRS 2 – share based payments and the adoption of the revised international accounting standards.

I.D. Cockerill
Chief Executive Officer
2 May 2006

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Nine months to	
	March 2006	December 2005	Restated March 2005	March 2006	Restated March 2005
Revenue	3,734.4	3,478.8	2,949.7	10,235.7	8,600.0
Operating costs	2,573.4	2,541.7	2,350.7	7,572.4	7,027.8
Gold inventory change	(26.4)	(20.6)	62.1	(36.1)	(57.5)
Operating profit	1,187.4	957.7	536.9	2,699.4	1,629.7
Amortisation and depreciation	383.6	375.6	371.1	1,112.6	1,120.9
Net operating profit	803.8	582.1	165.8	1,586.8	508.8
Finance income	73.5	17.8	33.6	91.2	86.3
- Net interest received	(6.9)	16.8	33.7	10.7	65.5
- Gain/(loss) on foreign debt, net of cash	80.4	1.0	(0.1)	80.5	20.8
(Loss)/gain on financial instruments	(20.2)	(18.8)	(54.7)	(47.8)	243.7
Other expenses	(83.5)	(29.0)	(20.3)	(131.3)	(74.7)
Exploration	(33.6)	(54.1)	(42.8)	(153.9)	(136.8)
Profit before tax and exceptional items	740.0	498.0	81.6	1,345.0	627.3
Exceptional gain/(loss)	53.2	1.8	(86.1)	57.7	(195.5)
Profit/(loss) before taxation	793.2	499.8	(4.5)	1,402.7	431.8
Mining and income taxation	224.5	200.2	(57.2)	469.7	163.2
- Normal taxation	156.1	121.2	63.1	351.3	204.8
- Deferred taxation	68.4	79.0	(120.3)	118.4	(41.6)
Net profit/(loss)	568.7	299.6	52.7	933.0	268.6
Attributable to:					
- Ordinary shareholders	483.0	262.0	(1.8)	784.2	154.6
- Minority shareholders	85.7	37.6	54.5	148.8	114.0
Exceptional items:					
Profit on sale of investments	28.5	–	1.4	30.3	40.3
Profit on sale of assets	24.5	–	–	24.5	–
Harmony hostile bid costs	–	–	(87.5)	–	(170.4)
IAMGold transaction costs	–	–	–	–	(64.8)
Retirement of health care obligations	–	–	(4.8)	–	(4.8)
Other	0.2	1.8	4.8	2.9	4.2
Total exceptional items	53.2	1.8	(86.1)	57.7	(195.5)
Taxation	(14.1)	(0.6)	0.8	(14.7)	(3.0)
Net exceptional items after tax and minorities	39.1	1.2	(85.3)	43.0	(198.5)
Net earnings/(loss)	483.0	262.0	(1.8)	784.2	154.6
Net earnings/(loss) per share (cents)	98	53	(1)	159	31
Diluted earnings/(loss) per share (cents)	97	53	(1)	158	31
Headline earnings/(loss)	445.9	260.7	(3.6)	742.8	117.7
Headline earnings/(loss) per share (cents)	90	53	(1)	150	24
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	376.0	274.7	114.5	694.4	183.3
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	76	56	23	141	37
Gold sold – managed kg	34,104	34,381	35,993	101,457	103,758
Gold price received R/kg	109,500	101,184	81,952	100,887	82,885
Total cash costs R/kg	73,378	71,659	64,957	72,597	65,443

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Nine months to	
	March 2006	December 2005	Restated March 2005	**March 2006**	Restated March 2005
Revenue	**602.2**	533.5	495.2	**1,599.3**	1,400.7
Operating costs	**416.5**	389.8	395.1	**1,183.2**	1,144.6
Gold inventory change	**(4.1)**	(3.2)	9.8	**(5.6)**	(9.4)
Operating profit	**189.8**	146.9	90.3	**421.7**	265.5
Amortisation and depreciation	**62.0**	57.6	62.4	**173.8**	182.6
Net operating profit	**127.8**	89.3	27.9	**247.9**	82.9
Finance income	**11.6**	2.7	5.7	**14.3**	14.1
- Net interest received	**(1.0)**	2.6	5.6	**1.7**	10.7
- Gain/(loss) on foreign debt, net of cash	**12.6**	0.1	0.1	**12.6**	3.4
(Loss)/gain on financial instruments	**(3.3)**	(2.9)	(8.1)	**(7.5)**	39.7
Other expenses	**(13.2)**	(4.4)	(3.4)	**(20.5)**	(12.2)
Exploration	**(5.5)**	(8.3)	(7.2)	**(24.0)**	(22.3)
Profit before tax and exceptional items	**117.4**	76.4	14.9	**210.2**	102.2
Exceptional gain/(loss)	**8.3**	0.3	(14.3)	**9.0**	(31.8)
Profit before taxation	**125.7**	76.7	0.6	**219.2**	70.4
Mining and income taxation	**35.8**	30.7	(8.7)	**73.4**	26.6
- Normal taxation	**25.0**	18.6	10.7	**54.9**	33.4
- Deferred taxation	**10.8**	12.1	(19.4)	**18.5**	(6.8)
Net profit	**89.9**	46.0	9.3	**145.8**	43.8
Attributable to:					
- Ordinary shareholders	**76.3**	40.2	0.2	**122.5**	25.2
- Minority shareholders	**13.6**	5.8	9.1	**23.3**	18.6
Exceptional items:					
Profit on sale of investments	**4.4**	-	0.4	**4.7**	6.6
Profit on sale of assets	**3.8**	-	-	**3.8**	-
Harmony hostile bid costs	**-**	-	(14.5)	**-**	(27.8)
IAMGold transaction costs	**-**	-	(0.2)	**-**	(10.6)
Retirement of health care obligations	**-**	-	(0.8)	**-**	(0.8)
Other	**0.1**	0.3	0.8	**0.5**	0.8
Total exceptional items	**8.3**	0.3	(14.3)	**9.0**	(31.8)
Taxation	**(2.1)**	(0.1)	0.1	**(2.3)**	(0.5)
Net exceptional items after tax and minorities	**6.2**	0.2	(14.2)	**6.7**	(32.3)
Net earnings	**76.3**	40.2	0.2	**122.5**	25.2
Net earnings per share (cents)	**16**	8	-	**25**	5
Diluted earnings per share (cents)	**16**	8	-	**25**	5
Headline earnings/(loss)	**70.6**	39.9	(0.2)	**116.1**	22.2
Headline earnings per share (cents)	**15**	8	-	**24**	4
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**59.7**	42.1	21.0	**108.5**	36.2
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**12**	9	4	**22**	7
South African rand/United States dollar conversion rate	**6.14**	6.53	5.95	**6.40**	6.14
South African rand/Australian dollar conversion rate	**4.56**	4.88	4.62	**4.80**	4.58
Gold sold – managed ozs (000)	**1,097**	1,105	1,157	**3,262**	3,336
Gold price received $/oz	**555**	482	428	**490**	420
Total cash costs $/oz	**372**	341	340	**353**	332

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	March 2006	Restated June 2005	**March 2006**	Restated June 2005
Property, plant and equipment	**19,436.0**	16,959.5	**3,094.9**	2,531.3
Non-current assets	**425.2**	389.0	**67.7**	58.1
Investments	**1,351.0**	992.8	**215.1**	148.2
Current assets	**3,982.6**	5,656.1	**634.2**	844.2
- Other current assets	**2,481.1**	2,281.1	**395.1**	340.5
- Cash and deposits	**1,501.5**	3,375.0	**239.1**	503.7
Total assets	**25,914.8**	23,997.4	**4,011.9**	3,581.8
Shareholders' equity	**16,668.4**	16,534.1	**2,654.2**	2,467.8
Deferred taxation	**3,295.4**	3,249.8	**524.7**	485.0
Long-term loans	**1,843.0**	1,176.0	**293.5**	175.5
Environmental rehabilitation provisions	**919.9**	905.8	**146.5**	135.2
Post-retirement health care provisions	**22.9**	24.1	**3.6**	3.6
Current liabilities	**2,445.2**	2,107.6	**389.4**	314.7
- Other current liabilities	**2,125.6**	1,820.1	**338.5**	271.8
- Current portion of long-term loans	**319.6**	287.5	**50.9**	42.9
Total equity and liabilities	**25,194.8**	23,997.4	**4,011.9**	3,581.8
South African rand/US dollar conversion rate			**6.28**	6.70
South African rand/Australian dollar conversion rate			**4.41**	5.15

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	March 2006	Restated March 2005	**March 2006**	Restated March 2005
Balance as at the beginning of the financial year	**16,534.1**	14,949.3	**2,467.8**	2,372.9
Minority shareholders interest now reflected in shareholders equity	**-**	662.9	**-**	105.2
Restated balance at the beginning of the financial year	**16,534.1**	15,612.2	**2,467.8**	2,478.1
Currency translation adjustment and other	**(770.5)**	182.9	**45.1**	74.0
Issue of share capital	**0.9**	0.4	**0.1**	0.1
Increase of share premium	**46.1**	21.7	**7.2**	3.5
Marked to market valuation of listed investments and instruments	**247.7**	111.0	**38.7**	18.1
Dividends	**(431.8)**	(344.4)	**(67.6)**	(54.5)
Increase in share based payment reserve	**46.4**	39.0	**7.3**	6.4
Net profit attributable to ordinary shareholders	**784.2**	154.6	**122.5**	25.2
Net profit attributable to minority shareholders	**148.8**	114.0	**23.3**	18.6
Increase in minorities	**62.5**	38.2	**9.8**	8.1
Balance as at the end of March	**16,668.4**	15,929.6	**2,654.2**	2,577.6

Reconciliation of headline earnings with net earnings

Figures are in millions otherwise stated

	South African Rand			United States Dollars		
	March 2006	December 2005	Restated March 2005	**March 2006**	December 2005	Restated March 2005
Net earnings/(loss)	**483.0**	262.0	(1.8)	**76.3**	40.2	0.2
Profit on sale of investments	**(28.5)**	-	(1.4)	**(4.4)**	-	(0.4)
Taxation effect of profit on sale of investments	**3.9**	-	0.2	**0.6**	-	-
Profit on sale of assets	**(24.5)**	-	-	**(3.8)**	-	-
Taxation effect of profit on sale of assets	**9.7**	-	-	**1.5**	-	-
Other after tax adjustments	**2.3**	(1.3)	(0.6)	**0.4**	(0.3)	-
Headline earnings/(loss)	**445.9**	260.7	(3.6)	**70.6**	39.9	(0.2)
Headline earnings per share – cents	**90**	53	(1)	**15**	8	-
Based on headline earnings as given above divided by 493,790,542 (December 2005 – 492,600,779 and March 2005 - 492,144,121) being the weighted average number of ordinary shares in issue						

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Nine months to	
	March 2006	December 2005	Restated March 2005	March 2006	Restated March 2005
Cash flow from operating activities	**1,210.5**	556.5	653.2	**2,069.8**	1,084.2
Profit before tax and exceptional items	**740.0**	498.0	81.6	**1,345.0**	627.3
Exceptional items	**53.2**	1.8	(86.1)	**57.7**	(195.5)
Amortisation and depreciation	**383.6**	375.6	371.1	**1,112.6**	1,120.9
Change in working capital	**228.7**	(266.4)	266.0	**(158.1)**	(79.3)
Taxation paid	**(134.9)**	(57.1)	(40.9)	**(269.7)**	(161.6)
Other non-cash items	**(60.1)**	4.6	61.5	**(17.7)**	(227.6)
Dividends paid	**(235.0)**	-	(146.5)	**(431.8)**	(407.5)
Ordinary shareholders	**(197.7)**	-	(147.7)	**(394.5)**	(344.4)
Minority shareholders in subsidiaries	**(37.3)**	-	1.2	**(37.3)**	(63.1)
Cash utilised in investing activities	**(3,234.0)**	(429.4)	(595.1)	**(3,994.0)**	(1,796.4)
Capital expenditure – additions	**(472.8)**	(401.6)	(439.7)	**(1,199.6)**	(1,722.0)
Capital expenditure – proceeds on disposal	**21.9**	3.6	-	**29.7**	40.1
Purchase of subsidiaries	**(2,631.8)**	-	-	**(2,631.8)**	-
Purchase of investments	**(156.1)**	(26.8)	(129.8)	**(195.0)**	(171.3)
Proceeds on the disposal of investments	**8.2**	-	5.6	**16.6**	96.2
Environmental and post-retirement health care payments	**(3.4)**	(4.6)	(31.2)	**(13.9)**	(39.4)
Cash flow/(utilised) from financing activities	**835.8**	6.4	(125.9)	**635.6**	(56.9)
Loans received	**986.7**	-	-	**986.7**	16.8
Loans repaid	**(147.5)**	-	(132.7)	**(287.5)**	(206.7)
Minority shareholder's loan received	**(44.0)**	(66.6)	-	**(110.6)**	110.9
Shares issued	**40.6**	73.0	6.8	**47.0**	22.1
Net cash (outflow)/inflow	**(1,422.7)**	133.5	(214.3)	**(1,720.4)**	(1,176.6)
Translation adjustment	**(13.0)**	4.1	167.6	**(153.1)**	(27.1)
Cash at beginning of period	**2,937.2**	2,799.6	2,977.5	**3,375.0**	4,134.5
Cash at end of period	**1,501.5**	2,937.2	2,930.8	**1,501.5**	2,930.8

United States Dollars	Quarter			Nine months to	
	March 2006	December 2005	Restated March 2005	March 2006	Restated March 2005
Cash flow from operating activities	**191.0**	89.8	106.2	**327.8**	177.2
Profit before tax and exceptional items	**117.4**	76.4	14.9	**210.2**	99.2
Exceptional items	**8.3**	0.3	(14.3)	**9.0**	(31.8)
Amortisation and depreciation	**62.0**	57.6	62.4	**173.8**	182.6
Change in working capital	**34.6**	(40.8)	42.4	**(24.7)**	(12.9)
Taxation paid	**(22.0)**	(4.4)	(8.4)	**(37.7)**	(25.9)
Other non-cash items	**(9.3)**	0.7	9.2	**(2.8)**	(34.0)
Dividends paid	**(38.2)**	-	(25.1)	**(67.6)**	(64.6)
Ordinary shareholders	**(32.4)**	-	(25.1)	**(61.8)**	(54.5)
Minority shareholders in subsidiaries	**(5.8)**	-	-	**(5.8)**	(10.1)
Cash utilised in investing activities	**(524.1)**	(65.8)	(100.0)	**(640.7)**	(292.6)
Capital expenditure – additions	**(75.9)**	(61.6)	(75.0)	**(187.4)**	(280.5)
Capital expenditure – proceeds on disposal	**3.4**	0.6	0.1	**4.6**	6.5
Purchase of subsidiaries	**(427.8)**	-	-	**(427.8)**	-
Purchase of investments	**(24.5)**	(4.1)	(21.2)	**(30.5)**	(27.9)
Proceeds on the disposal of investments	**1.3**	-	1.2	**2.6**	15.7
Environmental and post-retirement health care payments	**(0.6)**	(0.7)	(5.1)	**(2.2)**	(6.4)
Cash flow/(utilised) from financing activities	**129.8**	0.7	(21.0)	**98.8**	(10.3)
Loans received	**154.2**	-	-	**154.2**	2.7
Loans repaid	**(23.4)**	-	(22.1)	**(44.9)**	(33.7)
Minority shareholder's loan received	**(7.3)**	(10.5)	-	**(17.8)**	17.1
Shares issued	**6.3**	11.2	1.1	**7.3**	3.6
Net cash (outflow)/inflow	**(241.5)**	24.7	(39.9)	**(281.7)**	(190.3)
Translation adjustment	**19.5**	(5.9)	(8.3)	**17.1**	8.2
Cash at beginning of period	**461.1**	442.3	522.4	**503.7**	656.3
Cash at end of period	**239.1**	461.1	474.2	**239.1**	474.2

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.

Position at end of March 2006

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$51.1 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
31 March 2006	13.3
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	51.1

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:

US Dollars / Australian Dollars call options			
Year ended 30 June	2006	2007	TOTAL
Australian dollar call options:			
Amount (US dollars) - 000's	25,000	75,000	100,000
Average strike price - (US$/A$)	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$0.2 million. This was based on an exchange rate of A$/US$ 0.7022. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases			
Year ended 30 June	2006	2007	TOTAL
Forward purchases:			
Amount (US Dollars) - 000's	30,000	-	30,000
Average rate - (ZAR/US$)	6.5522	-	6.5522

The marked to market value of all transactions making up the positions in the above table was a negative R7.2 million (US$1.2 million). The value was based on an exchange rate of ZAR/US$6.28 and the prevailing interest rates and volatilities at the time.

International Petroleum Exchange (IPE) Gasoil call options			

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre.   The balance of the unexpired options are given below.

Year ended 30 June	2006	2007	TOTAL
Forward purchases:			
Amount (litres) - 000's	17,028	-	17,028
Strike price - US$/litre	0.45	-	0.45

Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton.

The marked to market value of all transactions making up the position above was a positive US$0.4 million. The value was based on an IPE Gasoil price of US$0.4711 per litre (US$558 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs

Gold Institute Industry Standard

All figures are in Rand millions unless otherwise stated

		Total Mine Operations		South African Operations				International Operations					
									Ghana		Venezuela	Australia #	
				Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating costs [1]	**March 2006**	**2,573.4**		**1,704.9**	**680.5**	**615.6**	**408.8**	**868.5**	**344.1**	**123.4**	**14.9**	**292.6**	**93.4**
	December 2005	2,541.7		1,732.0	674.6	648.3	409.2	809.6	322.3	123.3		267.2	96.8
	Financial year to date	7,572.4		5,108.6	2,011.1	1,888.6	1,208.9	2,463.8	984.6	370.8	14.9	804.2	289.3
Gold-in-process and	March 2006	(17.4)		-	-	-	-	(17.4)	(0.7)	4.0	(5.4)	(18.2)	2.9
inventory change*	December 2005	(14.5)		-	-	-	-	(14.5)	(14.2)	4.2	-	(4.2)	(0.3)
	Financial year to date	(20.4)		-	-	-	-	(20.4)	(17.7)	21.6	(5.4)	(18.6)	(0.3)
Less: Rehabilitation costs	March 2006	9.8		9.4	2.8	4.1	2.5	0.4	0.4	-	-	-	-
	December 2005	9.7		9.4	2.8	4.1	2.5	0.3	0.3	-	-	-	-
	Financial year to date	29.3		28.2	8.4	12.3	7.5	1.1	1.1	-	-	-	-
Production taxes	March 2006	8.7		8.7	4.1	3.3	1.3	-	-	-	-	-	-
	December 2005	8.3		8.3	3.7	3.7	0.9	-	-	-	-	-	-
	Financial year to date	25.8		25.8	11.9	10.8	3.1	-	-	-	-	-	-
General and admin	March 2006	87.1		48.5	20.4	17.5	10.6	38.6	20.1	3.0	0.4	10.4	4.7
	December 2005	89.7		55.1	22.8	20.6	11.7	34.6	16.4	3.1	-	8.7	6.4
	Financial year to date	268.9		160.4	66.5	59.0	34.9	108.5	52.2	9.0	0.4	28.4	18.5
Cash operating costs	**March 2006**	**2,450.4**		**1,638.3**	**653.2**	**590.7**	**394.4**	**812.1**	**322.9**	**124.4**	**9.1**	**264.1**	**91.6**
	December 2005	2,419.5		1,659.3	645.3	619.9	394.1	760.2	291.4	124.4		254.3	90.1
	Financial year to date	7,228.0		4,894.2	1,924.3	1,806.5	1,163.4	2,333.8	913.6	383.4	9.1	757.2	270.5
Plus: Production taxes	March 2006	8.7		8.7	4.1	3.3	1.3	-	-	-	-	-	-
	December 2005	8.3		8.3	3.7	3.7	0.9	-	-	-	-	-	-
	Financial year to date	25.8		25.8	11.9	10.8	3.1	-	-	-	-	-	-
Royalties	March 2006	43.4		-	-	-	-	43.4	19.8	6.5	0.7	11.6	4.8
	December 2005	35.9		-	-	-	-	35.9	15.7	5.2	-	10.6	4.4
	Financial year to date	111.7		-	-	-	-	111.7	50.4	16.9	0.7	30.1	13.6
TOTAL CASH COSTS [2]	**March 2006**	**2,502.5**		**1,647.0**	**657.3**	**594.0**	**395.7**	**855.5**	**342.7**	**130.9**	**9.8**	**275.7**	**96.4**
	December 2005	2,463.7		1,667.6	649.0	623.6	395.0	796.1	307.1	129.6	-	264.9	94.5
	Financial year to date	7,365.5		4,920.0	1,936.2	1,817.3	1,166.5	2,445.5	964.0	400.3	9.8	787.3	284.1
Plus: Amortisation*	March 2006	348.9		153.0	60.9	57.7	34.4	195.9	61.5	6.1	0.2	128.1	
	December 2005	344.4		159.1	61.5	70.2	27.4	185.3	54.6	5.8	-	124.9	
	Financial year to date	1,021.2		453.3	183.7	186.2	83.4	567.9	176.6	19.1	0.2	372.0	
Rehabilitation	March 2006	9.8		9.4	2.8	4.1	2.5	0.4	0.4	-	-	-	
	December 2005	9.7		9.4	2.8	4.1	2.5	0.3	0.3	-	-	-	
	Financial year to date	29.3		28.2	8.4	12.3	7.5	1.1	1.1	-	-	-	
TOTAL PRODUCTION COSTS [3]	**March 2006**	**2,861.2**		**1,809.4**	**721.0**	**655.8**	**432.6**	**1,051.8**	**404.6**	**137.0**	**10.0**	**500.2**	
	December 2005	2,817.8		1,836.1	713.3	697.9	424.9	981.7	362.0	135.4	-	484.3	
	Financial year to date	8,416.0		5,401.5	2,128.3	2,015.8	1,257.4	3,014.5	1,141.7	419.4	10.0	1,443.4	
Gold sold – thousand ounces	**March 2006**	**1,096.5**		**646.4**	**284.5**	**207.1**	**154.9**	**450.0**	**192.4**	**62.0**	**5.4**	**134.3**	**55.9**
	December 2005	1,105.4		697.6	290.1	252.6	154.9	407.8	166.6	60.2	-	125.9	55.1
	Financial year to date	3,261.9		1,990.8	864.4	678.0	448.4	1,271.1	533.2	179.4	5.4	380.0	173.1
TOTAL CASH COSTS	**March 2006**	**372**		**415**	**376**	**467**	**416**	**310**	**290**	**344**	**294**	**334**	**281**
- US$/oz	December 2005	341		366	343	378	391	299	282	330	-	322	262
	Financial year to date	353		386	350	419	406	301	282	349	294	324	256
TOTAL PRODUCTION COSTS	**March 2006**	**425**		**456**	**413**	**516**	**455**	**381**	**343**	**360**	**300**	**428**	
- US$/oz	December 2005	390		403	377	423	420	369	333	345	-	410	
	Financial year to date	403		424	385	465	438	371	335	365	300	408	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively. Year to date US$1 = R6.40.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)

TOTAL CASH COSTS [2]	**March 2006**	**2,502.5**		**1,647.0**	**657.3**	**594.0**	**395.7**	**855.5**	**342.7**	**130.9**	**9.8**	**275.7**	**96.4**
	December 2005	2,463.7		1,667.6	649.0	623.6	395.0	796.1	307.1	129.6	-	264.9	94.5
	Financial year to date	7,365.5		4,920.0	1,936.2	1,817.3	1,166.5	2,445.5	964.0	400.3	9.8	787.3	284.1
Less:	March 2006	184.8		184.8	66.7	64.0	54.1	-	-	-	-	-	-
Ore reserve development costs	December 2005	194.3		194.3	72.1	69.0	53.2	-	-	-	-	-	-
	Financial year to date	564.5		564.5	212.8	193.8	157.9	-	-	-	-	-	-
ADJUSTED TOTAL CASH COSTS	March 2006	2,317.7		1,462.2	590.6	530.0	341.6	855.5	342.7	130.9	9.8	275.7	96.4
	December 2005	2,269.4		1,473.3	576.9	554.6	341.8	796.1	307.1	129.6	-	264.9	94.5
	Financial year to date	6,801.0		4,355.5	1,723.4	1,623.5	1,008.6	2,445.5	964.0	400.3	9.8	787.3	284.1
Gold sold – kilograms	March 2006	34,104		20,106	8,849	6,440	4,817	13,998	5,984	1,929	169	4,176	1,740
	December 2005	34,381		21,697	9,022	7,857	4,818	12,684	5,183	1,871	-	3,915	1,715
	Financial year to date	101,457		61,922	26,886	21,089	13,947	39,535	16,585	5,579	169	11,818	5,384
Gold sold – thousand ounces	March 2006	1,096.5		646.4	284.5	207.1	154.9	450.0	192.4	62.0	5.4	134.3	55.9
	December 2005	1,105.4		697.6	290.1	252.6	154.9	407.8	166.6	60.2	-	125.9	55.1
	Financial year to date	3,261.9		1,990.8	864.4	678.0	448.4	1,271.1	533.2	179.4	5.4	380.0	173.1
ADJUSTED TOTAL CASH COSTS	**March 2006**	**67,960**		**72,725**	**66,742**	**82,298**	**70,916**	**61,116**	**57,269**	**67,859**	**57,988**	**66,020**	**55,402**
- R/kilogram	December 2005	66,007		67,903	63,944	70,587	70,942	62,764	59,251	69,268	-	67,663	55,102
	Financial year to date	67,033		70,338	64,100	76,983	72,317	61,857	58,125	71,751	57,988	66,619	52,767
ADJUSTED TOTAL CASH COSTS	**March 2006**	**344**		**368**	**338**	**417**	**359**	**310**	**290**	**344**	**294**	**334**	**281**
- US$/oz	December 2005	314		323	305	336	338	299	282	330	-	322	262
	Financial year to date	326		342	312	374	351	301	282	349	294	324	256

Note: Users of the restated total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	March 2006	12,738	3,585	1,831	849	905
	December 2005	12,089	3,565	1,684	950	931
	Financial year to date	36,715	10,470	5,129	2,674	2,667
Yield (grams per ton)	March 2006	2.7	5.6	4.8	7.6	5.3
	December 2005	2.8	6.1	5.4	8.3	5.2
	Financial year to date	2.8	5.9	5.2	7.9	5.2
Gold produced (kilograms)	March 2006	34,104	20,106	8,849	6,440	4,817
	December 2005	34,381	21,697	9,022	7,857	4,818
	Financial year to date	101,457	61,922	26,886	21,089	13,947
Gold sold (kilograms)	March 2006	34,104	20,106	8,849	6,440	4,817
	December 2005	34,381	21,697	9,022	7,857	4,818
	Financial year to date	101,457	61,922	26,886	21,089	13,947
Gold price received (Rand per kilogram)	March 2006	109,500	108,813	108,487	109,224	108,864
	December 2005	101,184	101,069	101,064	100,967	101,245
	Financial year to date	100,887	100,486	100,275	100,417	100,997
Total cash costs (Rand per kilogram)	March 2006	73,378	81,916	74,280	92,236	82,147
	December 2005	71,659	76,859	71,935	79,369	81,984
	Financial year to date	72,597	79,455	72,015	86,173	83,638
Total production costs (Rand per kilogram)	March 2006	83,896	89,993	81,478	101,832	89,807
	December 2005	81,958	84,625	79,062	88,825	88,190
	Financial year to date	82,951	87,231	79,160	95,585	90,156
Operating costs (Rand per ton)	March 2006	202	476	372	725	452
	December 2005	210	486	401	682	440
	Financial year to date	206	488	392	706	453
Financial Results (Rand million)						
Revenue	March 2006	3,734.4	2,187.8	960.0	703.4	524.4
	December 2005	3,478.8	2,192.9	911.8	793.3	487.8
	Financial year to date	10,235.7	6,222.3	2,696.0	2,117.7	1,408.6
Operating costs	March 2006	2,573.4	1,704.9	680.5	615.6	408.8
	December 2005	2,541.7	1,732.1	674.6	648.3	409.2
	Financial year to date	7,572.4	5,108.6	2,011.1	1,888.6	1,208.9
Gold inventory change	March 2006	(26.4)	-	-	-	-
	December 2005	(20.6)	-	-	-	-
	Financial year to date	(36.1)	-	-	-	-
Operating profit	**March 2006**	**1,187.4**	**482.9**	**279.5**	**87.8**	**115.6**
	December 2005	957.7	460.8	237.2	145.0	78.6
	Financial year to date	2,699.4	1,113.7	684.9	229.1	199.7
Amortisation of mining assets	March 2006	357.9	153.0	60.9	57.7	34.4
	December 2005	350.5	159.1	61.5	70.2	27.4
	Financial year to date	1,036.9	453.3	183.7	186.2	83.4
Net operating profit	**March 2006**	**829.5**	**329.9**	**218.6**	**30.1**	**81.2**
	December 2005	607.2	301.7	175.7	74.8	51.2
	Financial year to date	1,662.5	660.4	501.2	42.9	116.3
Other income/(expense)	March 2006	(25.0)	(29.6)	(9.8)	(8.5)	(11.3)
	December 2005	(43.2)	(32.3)	(11.2)	(8.4)	(12.7)
	Financial year to date	(94.3)	(100.4)	(32.3)	(29.1)	(39.0)
Profit before taxation	**March 2006**	**804.5**	**300.3**	**208.8**	**21.6**	**69.9**
	December 2005	564.0	269.4	164.5	66.4	38.5
	Financial year to date	1,568.2	560.0	468.9	13.8	77.3
Mining and income taxation	March 2006	202.5	104.8	63.9	9.5	31.4
	December 2005	206.1	83.2	46.3	20.1	16.8
	Financial year to date	458.5	152.6	124.4	(7.2)	35.4
- Normal taxation	March 2006	115.1	59.8	59.8	-	-
	December 2005	111.1	40.5	40.5	-	-
	Financial year to date	295.9	113.7	113.7	-	-
- Deferred taxation	March 2006	87.4	45.0	4.1	9.5	31.4
	December 2005	95.0	42.7	5.8	20.1	16.8
	Financial year to date	162.6	38.9	10.7	(7.2)	35.4
Profit before exceptional items	**March 2006**	**602.0**	**195.5**	**144.9**	**12.1**	**38.5**
	December 2005	357.9	186.2	118.2	46.3	21.7
	Financial year to date	1,109.7	407.4	344.5	21.0	41.9
Exceptional items	March 2006	22.7	23.6	0.8	16.7	6.1
	December 2005	1.9	0.8	0.1	-	0.7
	Financial year to date	25.4	24.8	0.9	16.7	7.2
Net profit	**March 2006**	**624.7**	**219.1**	**145.7**	**28.8**	**44.6**
	December 2005	359.8	187.0	118.3	46.3	22.4
	Financial year to date	1,135.1	432.2	345.4	37.7	49.1
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	March 2006	612.5	204.5	145.1	18.6	40.8
	December 2005	375.0	186.6	118.3	46.3	22.0
	Financial year to date	1,131.9	417.0	344.8	27.5	44.7
Capital expenditure	**March 2006**	**424.4**	**164.3**	**54.3**	**45.8**	**64.2**
	December 2005	391.3	168.7	60.6	53.4	54.7
	Financial year to date	1,131.1	466.4	161.6	141.9	162.9
	Planned for next six months to September 2006	1,115.0	461.6	152.8	158.3	150.5

Operating and financial results

South African Rand	Total	Ghana		Venezuela	Australia #	
		Tarkwa	**Damang**	**Choco 10**	**St Ives**	**Agnew**
Operating Results						
Ore milled/treated (000 tons)　　March 2006	9,153	5,671	1,375	106	1,654	347
December 2005	8,524	5,160	1,324	-	1,713	327
Financial year to date	26,245	16,106	4,026	106	5,008	999
Yield (grams per ton)　　March 2006	1.5	1.1	1.4	1.6	2.5	5.0
December 2005	1.5	1.0	1.4	-	2.3	5.2
Financial year to date	1.5	1.0	1.4	1.6	2.4	5.4
Gold produced (kilograms)　　March 2006	13,998	5,984	1,929	169	4,176	1,740
December 2005	12,684	5,183	1,871	-	3,915	1,715
Financial year to date	39,535	16,585	5,579	169	11,818	5,384
Gold sold (kilograms)　　March 2006	13,998	5,984	1,929	169	4,176	1,740
December 2005	12,684	5,183	1,871	-	3,915	1,715
Financial year to date	39,535	16,585	5,579	169	11,818	5,384
Gold price received (Rand per kilogram)　　March 2006	110,487	110,478	109,850	109,467	110,632	110,977
December 2005	101,380	101,100	100,909	-	101,737	101,924
Financial year to date	101,515	101,381	101,093	109,467	101,828	101,430
Total cash costs (Rand per kilogram)　　March 2006	61,116	57,269	67,859	57,988	66,020	55,402
December 2005	62,764	59,251	69,268	-	67,663	55,102
Financial year to date	61,857	58,125	71,751	57,988	66,619	52,767
Total production costs (Rand per kilogram)　　March 2006	75,139	67,614	71,021	59,172	84,550	
December 2005	77,397	69,844	72,368	-	86,021	
Financial year to date	76,249	68,839	75,175	59,172	83,909	
Operating costs (Rand per ton)　　March 2006	95	61	90	141	177	269
December 2005	95	62	93	-	156	296
Financial year to date	94	61	92	141	161	290
Financial Results (Rand million)						
Revenue　　March 2006	1,546.6	661.1	211.9	18.5	462.0	193.1
December 2005	1,285.9	524.0	188.8	-	398.3	174.8
Financial year to date	4,013.4	1,681.4	564.0	18.5	1,203.4	546.1
Operating costs　　March 2006	868.5	344.1	123.4	14.9	292.7	93.4
December 2005	809.6	322.3	123.3	-	267.2	96.8
Financial year to date	2,463.8	984.6	370.8	14.9	804.2	289.3
Gold inventory change　　March 2006	(26.4)	(1.8)	4.0	(5.4)	(26.6)	3.4
December 2005	(20.6)	(18.1)	4.2	-	(6.2)	(0.5)
Financial year to date	(36.1)	(23.4)	21.6	(5.4)	(27.8)	(1.1)
Operating profit　　**March 2006**	**704.5**	**318.8**	**84.5**	**9.0**	**195.9**	**96.3**
December 2005	496.9	219.8	61.3	-	137.3	78.5
Financial year to date	1,585.7	720.2	171.6	9.0	427.0	257.6
Amortisation of mining assets　　March 2006	204.9	62.6	6.1	0.2	136.0	
December 2005	191.4	58.5	5.8	-	127.1	
Financial year to date	583.6	182.3	19.1	0.2	382.0	
Net operating profit　　March 2006	499.6	256.2	78.4	8.8	156.2	
December 2005	305.5	161.3	55.5	-	88.7	
Financial year to date	1,002.1	537.9	152.5	8.8	302.9	
Other income/(expense)　　March 2006	4.6	(1.2)	0.6	(1.2)	6.4	
December 2005	(10.9)	(4.1)	(4.1)	-	(2.7)	
Financial year to date	6.1	4.6	0.9	(1.2)	1.8	
Profit before taxation　　**March 2006**	**504.2**	**255.0**	**79.0**	**7.6**	**162.6**	
December 2005	294.6	157.2	51.4	-	86.0	
Financial year to date	1,008.2	542.5	153.4	7.6	304.7	
Mining and income taxation　　March 2006	97.7	12.8	21.9	3.3	59.7	
December 2005	122.9	57.4	19.2	-	46.3	
Financial year to date	305.9	119.1	51.5	3.3	132.0	
- Normal taxation　　March 2006	55.3	19.6	16.0	3.3	16.4	
December 2005	70.6	43.0	12.6	-	15.0	
Financial year to date	182.2	101.4	33.8	3.3	43.7	
- Deferred taxation　　March 2006	42.4	(6.8)	5.9	-	43.3	
December 2005	52.3	14.4	6.6	-	31.3	
Financial year to date	123.7	17.7	17.7	-	88.3	
Profit before exceptional items　　**March 2006**	**406.5**	**242.2**	**57.1**	**4.3**	**102.9**	
December 2005	171.7	99.8	32.2	-	39.7	
Financial year to date	702.3	423.4	101.9	4.3	172.7	
Exceptional items　　March 2006	(0.9)	-	-	-	(0.9)	
December 2005	1.1	-	-	-	1.1	
Financial year to date	0.6	(1.3)	-	-	1.9	
Net profit　　**March 2006**	**405.6**	**242.2**	**57.1**	**4.3**	**102.0**	
December 2005	172.8	99.8	32.2	-	40.8	
Financial year to date	702.9	422.1	101.9	4.3	174.6	
Net profit excluding gains and losses on financial　　March 2006	408.0	242.5	57.8	4.3	103.4	
instruments and foreign debt and exceptional　　December 2005	188.4	107.7	35.6	-	45.1	
items　　Financial year to date	714.9	425.8	103.3	4.3	181.5	
Capital expenditure　　**March 2006**	**260.1**	**100.0**	**50.5**	**6.5**	**79.4**	**23.7**
December 2005	222.6	68.9	34.9	-	86.1	32.7
Financial year to date	664.7	215.6	110.2	6.5	246.3	86.1
Planned for next six months to September 2006	653.4	194.7	98.0	61.5	193.8	105.4

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	March 2006	12,738	3,585	1,831	849	905
	December 2005	12,089	3,565	1,684	950	931
	Financial year to date	36,715	10,470	5,129	2,674	2,667
Yield (ounces per ton)	March 2006	0.086	0.180	0.155	0.244	0.171
	December 2005	0.091	0.196	0.172	0.266	0.166
	Financial year to date	0.089	0.190	0.169	0.254	0.168
Gold produced (000 ounces)	March 2006	1,096.5	646.4	284.5	207.1	154.9
	December 2005	1,105.4	697.6	290.1	252.6	154.9
	Financial year to date	3,261.9	1,990.8	864.4	678.0	448.4
Gold sold (000 ounces)	March 2006	1,096.5	646.4	284.5	207.1	154.9
	December 2005	1,105.4	697.6	290.1	252.6	154.9
	Financial year to date	3,261.9	1,990.8	864.4	678.0	448.4
Gold price received (dollars per ounce)	March 2006	555	551	550	553	551
	December 2005	482	481	481	481	482
	Financial year to date	490	488	487	488	491
Total cash costs (dollars per ounce)	March 2006	372	415	376	467	416
	December 2005	341	366	343	378	391
	Financial year to date	353	386	350	419	406
Total production costs (dollars per ounce)	March 2006	425	456	413	516	455
	December 2005	390	403	377	423	420
	Financial year to date	403	424	385	465	438
Operating costs (dollars per ton)	March 2006	33	77	61	118	74
	December 2005	32	74	61	105	67
	Financial year to date	32	76	61	110	71
Financial Results ($ million)						
Revenue	March 2006	602.2	353.4	155.0	114.0	84.5
	December 2005	533.5	336.3	139.8	121.7	74.8
	Financial year to date	1,599.3	972.2	421.3	330.9	220.1
Operating costs	March 2006	416.5	276.2	110.2	99.8	66.2
	December 2005	389.8	265.7	103.5	99.4	62.8
	Financial year to date	1,183.2	798.2	314.2	295.1	188.9
Gold inventory change	March 2006	(4.1)	-	-	-	-
	December 2005	(3.2)	-	-	-	-
	Financial year to date	(5.6)	-	-	-	-
Operating profit	**March 2006**	**189.8**	**77.3**	**44.8**	**14.1**	**18.3**
	December 2005	146.9	70.7	36.4	22.2	12.1
	Financial year to date	421.7	174.0	107.0	35.8	31.2
Amortisation of mining assets	March 2006	57.9	24.8	9.9	9.4	5.5
	December 2005	53.8	24.4	9.4	10.8	4.2
	Financial year to date	162.0	70.8	28.7	29.1	13.0
Net operating profit	**March 2006**	**132.0**	**52.5**	**35.0**	**4.7**	**12.8**
	December 2005	93.1	46.3	26.9	11.5	7.9
	Financial year to date	259.6	103.2	78.3	6.7	18.2
Other income/(expenses)	March 2006	(4.0)	(4.8)	(1.6)	(1.4)	(1.8)
	December 2005	(6.6)	(5.0)	(1.7)	(1.3)	(1.9)
	Financial year to date	(14.5)	(15.7)	(5.0)	(4.5)	(6.1)
Profit before taxation	**March 2006**	**127.9**	**47.7**	**33.4**	**3.4**	**10.9**
	December 2005	86.5	41.3	25.2	10.2	5.9
	Financial year to date	245.1	87.5	73.3	2.2	12.1
Mining and income taxation	March 2006	32.4	16.5	10.2	1.4	4.9
	December 2005	31.6	12.8	7.1	3.1	2.6
	Financial year to date	71.7	23.8	19.4	(1.1)	5.5
- Normal taxation	March 2006	18.5	9.5	9.5	-	-
	December 2005	17.0	6.2	6.2	-	-
	Financial year to date	46.3	17.8	17.8	-	-
- Deferred taxation	March 2006	13.9	7.0	0.7	1.4	4.9
	December 2005	14.6	6.5	0.9	3.1	2.6
	Financial year to date	25.4	6.1	1.7	(1.1)	5.5
Profit before exceptional items	**March 2006**	**95.6**	**31.2**	**23.2**	**1.9**	**6.0**
	December 2005	54.9	28.6	18.1	7.1	3.3
	Financial year to date	173.4	63.7	53.8	3.3	6.5
Exceptional items	March 2006	3.6	3.7	0.1	2.6	1.0
	December 2005	0.3	0.1	-	-	0.1
	Financial year to date	4.0	3.9	0.1	2.6	1.1
Net profit	**March 2006**	**99.1**	**34.8**	**23.3**	**4.5**	**7.0**
	December 2005	55.2	28.7	18.1	7.1	3.4
	Financial year to date	177.4	67.5	54.0	5.9	7.7
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	March 2006	97.2	32.6	23.2	2.9	6.4
	December 2005	57.9	28.6	18.1	7.1	3.4
	Financial year to date	176.9	65.2	54.0	4.3	7.0
Capital expenditure ($ million)	**March 2006**	**68.3**	**26.6**	**8.8**	**7.4**	**10.3**
	December 2005	60.0	25.9	9.3	8.2	8.4
	Financial year to date	176.7	72.9	25.3	22.2	25.5
	Planned for next six months to September 2006	177.5	73.5	24.3	25.2	24.0

Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		International Operations						Australian Dollars	
		Total	Ghana		Venezuela	Australia #		Australia #	
			Tarkwa	Damang	Choco 10	St Ives	Agnew	St Ives	Agnew
Operating Results									
Ore milled/treated (000 tons)	March 2006	9,153	5,671	1,375	106	1,654	347	1,654	347
	December 2005	8,524	5,160	1,324	-	1,713	327	1,713	327
	Financial year to date	26,245	16,106	4,026	106	5,008	999	5,008	999
Yield (ounces per ton)	March 2006	0.049	0.034	0.045	0.051	0.081	0.161	0.081	0.161
	December 2005	0.048	0.032	0.045	-	0.073	0.169	0.073	0.169
	Financial year to date	0.048	0.033	0.045	0.051	0.076	0.173	0.076	0.173
Gold produced (000 ounces)	March 2006	450.0	192.4	62.0	5.4	134.3	55.9	134.3	55.9
	December 2005	407.8	166.6	60.2	-	125.9	55.1	125.9	55.1
	Financial year to date	1,271.1	533.2	179.4	5.4	380.0	173.1	380.0	173.1
Gold sold (000 ounces)	March 2006	450.0	192.4	62.0	5.4	134.3	55.9	134.3	55.9
	December 2005	407.8	166.6	60.2	-	125.9	55.1	125.9	55.1
	Financial year to date	1,271.1	533.2	179.4	5.4	380.0	173.1	380.0	173.1
Gold price received (dollars per ounce)	March 2006	560	560	556	555	560	562	755	757
	December 2005	483	482	481	-	485	485	648	650
	Financial year to date	493	493	491	555	495	493	660	657
Total cash costs (dollars per ounce)	March 2006	310	290	344	294	334	281	450	378
	December 2005	299	282	330	-	322	262	431	351
	Financial year to date	301	282	349	294	324	256	432	342
Total production costs (dollars per ounce)	March 2006	381	343	360	300	428		577	
	December 2005	369	333	345	-	410		548	
	Financial year to date	371	335	365	300	408		544	
Operating costs (dollars per ton)	March 2006	15	10	15	23	29	44	39	59
	December 2005	15	10	14	-	24	45	32	61
	Financial year to date	15	10	14	23	25	45	33	60
Financial Results ($ million)									
Revenue	March 2006	248.8	106.2	34.1	3.0	74.3	31.1	100.0	42.0
	December 2005	197.2	80.4	29.0	-	61.1	26.8	81.5	35.8
	Financial year to date	627.0	262.7	88.1	3.0	188.0	85.1	250.7	113.8
Operating costs	March 2006	140.3	55.6	20.0	2.4	47.2	15.1	63.6	20.5
	December 2005	124.2	49.4	18.9	-	41.0	14.8	54.7	19.8
	Financial year to date	385.0	153.8	57.9	2.4	125.7	45.1	167.5	60.3
Gold inventory change	March 2006	(4.1)	(0.3)	0.7	(0.9)	(4.2)	0.6	(5.5)	0.7
	December 2005	(3.2)	(2.8)	0.6	-	(1.0)	(0.1)	(1.3)	(0.1)
	Financial year to date	(5.6)	(3.7)	3.4	(0.9)	(4.3)	(0.1)	(5.8)	(0.2)
Operating profit	**March 2006**	**112.6**	**51.0**	**13.5**	**1.5**	**31.3**	**15.4**	**42.0**	**20.9**
	December 2005	76.2	33.7	9.4	-	21.1	12.0	28.1	16.1
	Financial year to date	247.6	112.5	26.8	1.5	66.7	40.1	89.0	53.7
Amortisation of mining assets	March 2006	33.1	10.1	1.0	-	22.0		29.6	
	December 2005	29.4	9.0	0.9	-	19.5		26.0	
	Financial year to date	91.2	28.5	3.0	-	59.7		79.6	
Net operating profit	**March 2006**	**79.5**	**40.8**	**12.5**	**1.4**	**24.7**		**33.3**	
	December 2005	46.9	24.7	8.5	-	13.6		18.1	
	Financial year to date	156.4	84.0	23.8	1.4	47.1		63.1	
Other income/(expenses)	March 2006	0.8	(0.2)	0.1	(0.2)	1.1		1.3	
	December 2005	(1.7)	(0.6)	(0.6)	-	(0.4)		(0.6)	
	Financial year to date	1.1	0.7	0.1	(0.2)	0.5		0.4	
Profit before taxation	**March 2006**	**80.3**	**40.7**	**12.6**	**1.2**	**25.8**		**34.6**	
	December 2005	45.2	24.1	7.9	-	13.2		17.6	
	Financial year to date	157.6	84.8	24.0	1.2	47.6		63.5	
Mining and income taxation	March 2006	15.9	2.3	3.5	0.5	9.5		12.8	
	December 2005	18.8	8.8	2.9	-	7.1		9.5	
	Financial year to date	47.8	18.6	8.0	0.5	20.6		27.5	
- Normal taxation	March 2006	9.0	3.3	2.6	0.5	2.6		3.6	
	December 2005	10.8	6.6	1.9	-	2.3		3.1	
	Financial year to date	28.5	15.8	5.3	0.5	6.8		9.1	
- Deferred taxation	March 2006	6.9	(1.0)	1.0	-	6.9		9.2	
	December 2005	8.0	2.2	1.0	-	4.8		6.4	
	Financial year to date	19.3	2.8	2.8	-	13.8		18.4	
Profit before exceptional items	**March 2006**	**64.4**	**38.4**	**9.1**	**0.7**	**16.3**		**21.8**	
	December 2005	26.3	15.3	4.9	-	6.1		8.1	
	Financial year to date	109.8	66.2	15.9	0.7	27.0		36.0	
Exceptional items	March 2006	(0.1)	-	-	-	(0.1)		(0.2)	
	December 2005	0.2	-	-	-	0.2		0.2	
	Financial year to date	0.1	(0.2)	-	-	0.3		0.4	
Net profit	**March 2006**	**64.3**	**38.4**	**9.1**	**0.7**	**16.1**		**21.6**	
	December 2005	26.5	15.3	4.9	-	6.3		8.3	
	Financial year to date	109.9	66.0	15.9	0.7	27.3		36.4	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	March 2006	64.7	38.4	9.2	0.7	16.4		21.9	
	December 2005	29.3	16.5	5.5	-	6.9		9.2	
	Financial year to date	111.7	66.5	16.1	0.7	28.4		37.8	
Capital expenditure	**March 2006**	**41.8**	**16.0**	**8.1**	**1.0**	**12.9**	**3.9**	**17.4**	**5.3**
	December 2005	34.1	10.6	5.4	-	13.2	5.0	17.6	6.7
	Financial year to date	103.9	33.7	17.2	1.0	38.5	13.5	51.3	17.9
Planned for next six months to September 2006		104.0	31.0	15.6	9.8	30.9	16.8	43.9	23.9

Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively. The Australian dollar exchange rates are AUS$1 = R4.56 and AUS$1 = R4.88 for the March 2006 and December 2005 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations				International Operations					
		Total	Driefontein	Kloof	Beatrix	Total	Ghana		Venezuela	Australia	
							Tarkwa	Damang	Choco 10	St Ives	Agnew
Ore milled / treated (000 ton)											
- underground — March 2006	3,134	2,563	925	733	905	571	-	-	-	455	116
December 2005	3,381	2,840	1,029	880	931	541	-	-	-	430	111
Financial year to date	9,627	7,990	2,943	2,380	2,667	1,637	-	-	-	1,294	343
- surface — March 2006	9,604	1,022	906	116	-	8,582	5,671	1,375	106	1,199	231
December 2005	8,708	725	655	70	-	7,983	5,160	1,324	-	1,283	216
Financial year to date	27,088	2,480	2,186	294	-	24,608	16,106	4,026	106	3,714	656
- total — March 2006	12,738	3,585	1,831	849	905	9,153	5,671	1,375	106	1,654	347
December 2005	12,089	3,565	1,684	950	931	8,524	5,160	1,324	-	1,713	327
Financial year to date	36,715	10,470	5,129	2,674	2,667	26,245	16,106	4,026	106	5,008	999
Yield (grams per ton)											
- underground — March 2006	7.0	7.2	7.9	8.6	5.3	5.9	-	-	-	4.4	11.5
December 2005	7.1	7.3	7.9	8.8	5.2	6.0	-	-	-	4.7	11.3
Financial year to date	7.1	7.3	8.0	8.7	5.2	6.0	-	-	-	4.5	11.6
- surface — March 2006	1.3	1.6	1.7	0.9	-	1.2	1.1	1.4	1.6	1.8	1.7
December 2005	1.2	1.5	1.4	*2.2	-	1.2	1.0	1.4	-	1.5	2.1
Financial year to date	1.2	1.6	1.6	1.2	-	1.2	1.0	1.4	1.6	1.6	2.1
- combined — March 2006	2.7	5.6	4.8	7.6	5.3	1.5	1.1	1.4	1.6	2.5	5.0
December 2005	2.8	6.1	5.4	8.3	5.2	1.5	1.0	1.4	-	2.3	5.2
Financial year to date	2.8	5.9	5.2	7.9	5.2	1.5	1.0	1.4	1.6	2.4	5.4
Gold produced (kilograms)											
- underground — March 2006	21,798	18,449	7,302	6,330	4,817	3,349	-	-	-	2,011	1,338
December 2005	23,880	20,614	8,090	7,706	4,818	3,266	-	-	-	2,013	1,253
Financial year to date	67,939	58,072	23,397	20,728	13,947	9,867	-	-	-	5,878	3,989
- surface — March 2006	12,306	1,657	1,547	110	-	10,649	5,984	1,929	169	2,165	402
December 2005	10,501	1,083	932	151	-	9,418	5,183	1,871	-	1,902	462
Financial year to date	33,518	3,850	3,489	361	-	29,668	16,585	5,579	169	5,940	1,395
- total — March 2006	34,104	20,106	8,849	6,440	4,817	13,998	5,984	1,929	169	4,176	1,740
December 2005	34,381	21,697	9,022	7,857	4,818	12,684	5,183	1,871	-	3,915	1,715
Financial year to date	101,457	61,922	26,886	21,089	13,947	39,535	16,585	5,579	169	11,818	5,384
Operating costs (Rand per ton)											
- underground — March 2006	581	639	674	827	452	321	-	-	-	307	377
December 2005	553	596	623	729	440	328	-	-	-	312	386
Financial year to date	570	620	638	783	453	325	-	-	-	310	383
- surface — March 2006	78	65	63	79	-	80	61	90	141	128	215
December 2005	77	56	51	103	-	79	62	93	-	104	250
Financial year to date	77	63	61	81	-	78	61	92	141	109	241
- total — March 2006	202	476	372	725	452	95	61	90	141	177	269
December 2005	210	486	401	682	440	95	62	93	-	156	296
Financial year to date	206	488	392	706	453	94	61	92	141	161	290

* Abnormally high yield due to the inclusion of significant clean-up material from No. 3 plant.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		March 2006 quarter			December 2005 quarter			Year to date F2006		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,266	599	1,276	5,075	661	1,523	14,384	1,908	4,030
Advanced on reef	(m)	397	197	65	747	243	175	1,860	667	396
Sampled	(m)	399	255	60	708	171	129	1,830	558	267
Channel width	(cm)	103	33	34	105	21	97	106	27	83
Average value –	(g/t)	21.1	16.9	0.9	13.1	28.9	19.5	14.7	22.9	31.4
–	(cm.g/t)	2,180	562	[1]29	1,373	595	1,894	1,556	611	2,603

Kloof		March 2006 quarter			December 2005 quarter			Year to date F2006		
Reef		Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	284	1,446	5,994	200	1,434	6,470	674	4,037	17,521
Advanced on reef	(m)	201	312	1,284	105	446	1,469	403	918	3,969
Sampled	(m)	174	429	1,167	60	445	1,406	339	1,022	3,813
Channel width	(cm)	107	129	76	127	93	102	122	109	92
Average value –	(g/t)	11.1	7.7	31.7	5.9	13.1	21.6	7.8	9.9	23.2
–	(cm.g/t)	1,185	993	2,401	746	1,225	2,191	957	1,081	2,130

Beatrix		March 2006 quarter		December 2005 quarter		Year to date F2006	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,255	1,966	6,832	2,240	19,994	5,829
Advanced on reef	(m)	1,249	300	1,630	460	4,585	1,016
Sampled	(m)	1,164	291	1,554	432	4,281	978
Channel width	(cm)	68	131	90	159	79	149
Average value –	(g/t)	13.7	10.1	12.8	7.6	14.0	9.5
–	(cm.g/t)	932	1,324	1,148	1,215	1,101	1,417

(1) VCR values were negatively affected by the temporary stopping of development in the shaft pillar and raises currently traversing poor ground.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

INVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

A J Wright (*Chairman*)	K Ansah#	J M McMahon *	P J Ryan	* British
I D Cockerill * (*Chief Executive Officer*)	G J Gerwel	D M J Ncube	T M G Sexwale	# Ghanaian
N J Holland * (*Chief Financial Officer*)	A Grigorian °	R L Pennant-Rea *	C I von Christierson	° Russian
	J G Hopwood			

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 May 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs